EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Alfa Corporation:

We consent to incorporation by reference in Registration Statement No. 333-67082 on Form S-8 of Alfa Corporation of our report dated June 16, 2003, relating to the statements of net assets available for plan benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 30, 2002 annual report on Form 11-K of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company.

KPMG LLP

June 27, 2003

Atlanta, Georgia